Exhibit 4.30

English Translation

Lease Agreement

Party A: Zhejiang Yuhuan Solar Energy Co., Ltd. (hereinafter referred to “Party A”)

Party B: Zhejiang Yuhui Solar Energy Co., Ltd. (hereinafter referred to “Party B”)

1. Party A shall lease to Party B 24 sets of self-owned apartments located in Small Town Stories in Weitang Town, Jiashan County.

2. In accordance with the negotiation by both parties, the rental of each apartment shall be RMB1,500 per month.

3. Party A shall provide Party B with invoice issued by Jiashan Local Tax Bureau against receipt of rental from Party B .

4. Any disputes arising from the performance of the agreement shall be settled through negotiation by both parties.

5. This is a long-term agreement that will remain effective as long as none of the parties wishes to terminate the agreement.

Party A: Zhejiang Yuhuan Solar Energy Co., Ltd. (Seal)	Party B: Zhejiang Yuhui Solar Energy Co., Ltd. (Seal)

January 1, 2009	January 1, 2009